WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

03003045

January 7, 2003

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

SUPPL

82-5779

03 JAN -9 PM 12:50

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 1/14

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On October 30, 2002, Rexel, a subsidiary of the Company, issued a press release announcing its outlook for 2002. A copy of the English-language version of this press release is attached as Appendix A to this letter.

2. On November 18, 2002, the Company issued a press release announcing the appointment of Valerie Nowak as Director of Internal Communications. A copy of the English-language version of this press release is attached as Appendix B to this letter.

3. On December 23, 2002, the Company issued a press release announcing the completion of the sale of its Credit and Financial Services Division. A copy of the English-language version of this press release is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

Release 2002

10.30.02

Outlook for 2002

On October 17, REXEL reported consolidated sales for the first nine months to September 30, 2002 amounted to 5.518 billion, compared with 5.966 billion at September 30, 2001. On a comparable structural, exchange rate and day-year basis, sales were down 6.2%.

This trend is explained by continued difficult markets, even though a slowdown in the Group's overall sales decline has been observed, notably in the US in August and September.

In these market conditions, the Group anticipates approximately 4% operating margin for the entire year 2002, i.e. close to first half 's trend.

In light of this situation, along with the lack of clear market direction, the priority objectives of REXEL's new Chairman and CEO since September 19, 2002, Jean-Charles Pauze, are to concentrate on sales improvements and cost reductions. The Group will not only focus on speeding the pace of existing efforts in this direction, but on rapid implementation of new measures, including:

- stepped up reduction in operating expenses throughout the Group, particularly in Europe;
- a streamlined logistics organization and rationalized branch locations in certain countries;
- enhanced investment selectivity;
- conservative measures destined to accelerate the depreciation of certain assets in light of market situations.

These measures will be reflected in a charge of approximately 150 million for non-recurring expenses for 2002.

In an environment comparable to that prevailing today, these measures should enable REXEL to improve its operating margin by about 0.5 point of sales on a full-year basis.

REXEL, a subsidiary of Pinault-Printemps-Redoute, is the world leader in the distribution of electrical parts and supplies, with a network of 1,860 sales outlets in 32 countries and 24,000 employees.

Press contact: (33 1) 4285 5989

Financial analyst/investor contact:
J. P. Facques: (33 1) 4285 5761
Email: jfacques@rexel.fr

Appendix B

PINAULT
PRINTEMPS-REDOUTE

APPOINTMENT

Valérie NOWAK is appointed Director of Internal Communications for the PINAULT-PRINTEMPS-REDOUTE group

Paris, 18 November 2002

Valérie NOWAK joins the PINAULT-PRINTEMPS-REDOUTE group's Communications Management, which is directed by Vincent de LA VAISSIERE, as Director of Internal Communications. She replaces Brice LEFRANC who has joined ZNZ GROUP to create a Corporate Communication subsidiary.

Until now, Valérie NOWAK, 36 year-old, graduate of the IEP (Institute for Political Studies) of Bordeaux, has been Senior Vice President in charge of Communications for REXEL, a PINAULT-PRINTEMPS-REDOUTE subsidiary, world leader in electrical parts and supplies distribution. She was formerly Manager of Communications at the MALAKOFF Group, Consultant for the PUBLICIS Group at Lyon in France, Manager of Communications at the NOVALLIANCE Group, and worked as an economic journalist.

Contact

Press: Catherine Malek at +33-1 44.90.61.20

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, 23 December 2002

PRESS RELEASE

FINALISATION OF THE SALE OF THE CREDIT AND FINANCIAL SERVICES DIVISION

Pinault-Printemps-Redoute has now completed the sale of its Credit and Financial Services Division.

The Group announced that, on Decembre 20, 2002, it has sold 90% of Facet (Conforama's card business) to BNP Paribas and signed the final agreement regarding the sale of Finaref to Credit Agricole SA. Under the terms of this agreement, the sale of Finaref will be completed in two phases: 61% in January 2003 and the remaining 29 % in January 2004.

The PPR Group will retain a 10 % stake in Facet and Finaref as well as control over the commercial files and its marketing actions. The total underlying value of the businesses that have been sold exceeds 3.6 billion euros.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
	Catherine Malek	01 44 90 61 20
Analysts/Investors :	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49

Press site: www.pprlive.com

Analysts/investors site: www.pprfinance.com